EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:
We consent to the incorporation by reference in the registration statement (No. 333-65879) on Form S-8 of CDI Corporation of our report dated June 27, 2016, with respect to the statement of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan as of December 31, 2015, and the related statement of changes in net assets available for plan benefits for the year then ended, before the effects of the adjustments to retrospectively apply the change in accounting as more fully described in note 3 to the financial statements for the year ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the CDI Corporation 401(k) Savings Plan.
/s/ KPMG LLP

Philadelphia, Pennsylvania
June 27, 2017